UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

World Energy Solutions, Inc.

(Name of Subject Company (issuer))

Wolf Merger Sub Corporation (Offeror)

a wholly owned subsidiary of

EnerNOC, Inc. (Parent of Offeror)

(Names of Filing Persons)

Common Stock, Par Value $0.0001 Per Share

(Title of Class of Securities)

98145W208

(CUSIP Number of Class of Securities)

Matthew J. Cushing

General Counsel & Vice President

ENERNOC, INC.

One Marina Park Drive, Suite 400

Boston, MA 02210

(617) 224-9900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Miguel J. Vega

Cooley LLP

500 Boylston Street, 14th Floor

Boston, MA 02116

(617) 937-2300

CALCULATION OF FILING FEE

Transaction valuation	Amount of filing fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO relates solely to preliminary communications made before the commencement of a planned tender offer by Wolf Merger Sub Corporation, a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of EnerNOC, Inc., a Delaware corporation (the “Company”), for all of the outstanding shares of common stock of World Energy Solutions, Inc., a Delaware corporation (“WES”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of November 4, 2014, by and among the Purchaser, Company and WES.

This filing, including the exhibit hereto, is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of WES common stock. The tender offer described herein has not yet been commenced. On the commencement date of the tender offer, an offer to purchase, a letter of transmittal and related documents will be filed with the Securities and Exchange Commission (SEC). The solicitation of offers to buy shares of WES common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents. Investors and WES securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by WES regarding the tender offer when they become available as they will contain important information. Investors and securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov. In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer.

EXHIBIT INDEX

99.1	Transcript of Conference Call held by the Company on November 6, 2014.